As Filed with the Securities and Exchange Commission on November 24, 1998
                                                    Registration No. 333-64755
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT

                                      Under
                           THE SECURITIES ACT OF 1933

                        APPLIED CELLULAR TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

              MISSOURI                               43-1641533
   (State or other jurisdiction of                (I.R.S. Employer
   incorporation or organization)                Identification No.)

                          400 Royal Palm Way, Suite 4
                            Palm Beach, Florida 33480
                                 (561) 366-4800
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               Garrett A. Sullivan
                          400 Royal Palm Way, Suite 410
                            Palm Beach, Florida 33480
                                 (561) 366-4800
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                        Copies of all correspondence to:
                             Denis P. McCusker, Esq.
                                 Bryan Cave LLP
                             One Metropolitan Square
                         211 North Broadway, Suite 3600
                         St. Louis, Missouri 63102-2750
                                 (314) 259-2000

                    Reducing the Number of Shares Registered,
                   Amending the Prospectus and adding exhibits

                         CALCULATION OF REGISTRATION FEE

================================================================================
   Title of each class of          Proposed maximum          Amount of
securities to be registered       aggregate offering        registration
                                        price                  fee(2)
================================================================================
  Common Stock, $.001 par
      value per share                $18,579,425               $5,481
================================================================================

(1) Pursuant to Rule 457(b), the proposed offering price and registration fee has been calculated on the basis of the average of the high and low trading prices for the Common Stock on November 23, 1998 as reported on the Nasdaq National Market.

(2) At the time of initial filing of this Registration Statement, the registrant paid a registration fee of $5,750, reflecting the proposed registration of 7,796,119 shares. The number of shares being registered is being reduced by this amendment to 7,431,770.

                   Amending the Prospectus and adding exhibits
--------------------------------------------------------------------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

================================================================================
Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
================================================================================


                 SUBJECT TO COMPLETION, DATED NOVEMBER 24, 1998

                             PRELIMINARY PROSPECTUS

                                7,431,770 Shares

                        APPLIED CELLULAR TECHNOLOGY, INC.
                                [Graphic Omitted]

                                  Common Stock
                               ------------------

     This Prospectus relates to the proposed sale from time to time of up to 7,431,770 shares (the "Shares") of the common stock, par value $.001 per share (the "ACT Common Stock"), of Applied Cellular Technology, Inc., a Missouri corporation ("ACT" or the "Company"), in the amount and in the manner and on terms and conditions described herein, by the Selling Shareholders. See "Selling Shareholders." The Selling Shareholders may sell the Shares in one or more transactions (which may include "block transactions") on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares directly to purchasers, or may sell to or through agents, dealers or underwriters designated from time to time, and such agents, dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchaser(s) of Shares for whom they may act as agent or to whom they may sell as principals, or both. The Selling Shareholders may also pledge certain of the Shares from time to time, and this Prospectus also relates to any sale of Shares that might take place following any foreclosure of such a pledge. The Selling Shareholders and the brokers and dealers through which the sales of the Shares may be made may be deemed to be "underwriters" within the meaning set forth in the Securities Act of 1933, as amended (the "Securities Act"), and their commissions and discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution" and "Selling Shareholders." The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders and will bear all the expenses incurred in connection with registering this offering of the Shares.

     The Shares have been issued by the Company from time to time (a) in various acquisition transactions or (b) in consideration for services rendered, including services under employment agreements and employee bonuses, all as described herein. See "Selling Shareholders." The registration of the Shares has been effected pursuant to agreements entered into by the Company with the Selling Shareholders. Although such registration will allow the sale of the Shares by the Selling Shareholders from time to time as described herein, the Company believes that the Selling Shareholders do not currently intend to sell all or substantially all of the Shares.


     The ACT Common Stock of the Company is listed on the Nasdaq National Market under the symbol "ACTC." On November 16, 1998, the last reported sale price of the ACT Common Stock on the Nasdaq National Market was $2 9/32 per share. See "Price Range of ACT Common Stock."

                           -------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 IN THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE ACT COMMON STOCK OFFERED HEREBY.

                           --------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------


               The date of this Prospectus is November [__], 1998.

                              AVAILABLE INFORMATION

     ACT is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Analysis and Retrieval (EDGAR) System. This Web site can be assessed at http://www.sec.gov. Quotations relating to the ACT Common Stock appear on the Nasdaq National Market, and such reports, proxy statements and other information concerning ACT can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     ACT has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the shares of ACT Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement or the exhibits thereto. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document filed or incorporated by reference as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. For further information, reference is hereby made to the Registration Statement and exhibits thereto, copies of which may be inspected at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained from the Commission at the same address at prescribed rates.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     1. the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (filed with the Commission on March 30, 1998);

     2. the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (filed with the Commission on May 14, 1998);

     3. the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (filed with the Commission on August 14, 1998):

     4. the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (filed with the Commission on November 16, 1998):

     5. the Company's Current Reports on Form 8-K and 8-K/A filed with the commission on June 26, 1998, June 29, 1998 and September 23, 1998;

     6. the Company's Current Reports on Form 8-K and 8-K/A filed with the commission on July 15, 1998, and September 23, 1998; and

     7. the Company's Current Report on Form 8-K filed with the commission on November 4, 1998.

     All documents filed by ACT with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering shall hereby be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated herein by reference, which statement is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of these documents (excluding exhibits unless such exhibits are specifically incorporated by reference into the information incorporated herein) will be provided by first class mail without charge to each person to whom this Prospectus is delivered, upon written or oral request by such person to Applied Cellular Technology, Inc., James River Professional Center, 1866 N. Deffer Drive, Nixa, Missouri 65714; Attention: Kay Langsford, Corporate Controller (telephone: (417) 725-9888).

     No person has been authorized in connection with this offering to give any information or to make any representation not contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by ACT or any other person. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of ACT since such date.


                      -------------------------------------


                                TABLE OF CONTENTS




            Available Information..................................2
            Incorporation Of Certain Documents By Reference........2
            Risk Factors...........................................4
            The Company............................................6
            Selling Shareholders...................................7
            Description Of Act Capital Stock......................11
            Plan Of Distribution..................................12
            Legal Matters.........................................12
            Experts...............................................12

                                  RISK FACTORS

     In addition to the other information contained herein, the following factors should be considered carefully in evaluating the Company and its business before purchasing any of the Common Stock.

Uncertainty of Future Financial Results

     While the Company has been profitable for the last three fiscal years, future financial results are uncertain. There can be no assurance that the Company will continue to be operated in a profitable manner. Profitability depends upon many factors, including the success of the Company's various marketing programs, the maintenance or reduction of expense levels and the ability of the Company to successfully coordinate the efforts of the different segments of its business.

Future Sales of and Market for the Shares

     As of November 17, 1998, there were 33,771,952 shares of ACT Common Stock outstanding. In addition, 3,753,472 shares of ACT Common Stock are reserved for issuance in exchange for the exchangeable shares of ACT-GFX Canada, Inc. and the exchangeable shares of Commstar, Ltd., both wholly owned subsidiaries of ACT. Since January 1, 1998, the Company has issued an aggregate of 13,378,546 shares of ACT Common Stock, of which 11,953,749 shares of ACT Common Stock were issued in acquisitions, 850,000 shares of ACT Common Stock were issued upon the exercise of warrants, 100,000 shares of ACT Common Stock were sold to certain directors and an officer of the Company, and 474,797 shares of ACT Common Stock were issued for services rendered, including services under employment agreements and employee bonuses.

     Although the Company has recently announced that it intends to limit the use of stock in future acquisitions, and to focus on cash transactions, the Company may effect acquisitions or contract for certain services through the issuance of ACT Common Stock or other equity securities of the Company, as it has typically done in the past. Such issuances of additional securities may be viewed as being dilutive of the value of the ACT Common Stock in certain circumstances and may have an adverse impact on the market price of the ACT Common Stock.

Risks Associated with Acquisitions and Expansion

     The Company has engaged in a continuing program of acquisitions of other businesses which are considered to be complementary to the lines of business carried on by the Company, and it is anticipated that such acquisitions will continue to occur. As of September 30, 1998, the total assets of the Company were approximately $122.2 million. As of December 31, 1997, the total assets of the Company were approximately $61.3 million, compared to approximately $33.2 million at December 31, 1996 and approximately $4.1 million at the end of 1995. Net operating revenues for the nine months ended September 30, 1998 were approximately $151.5 million. Net operating revenues for the year ended December 31, 1997 were approximately $103.2 million compared to approximately $19.9 million in 1996 and $2.3 million in 1995. Managing these dramatic changes in the scope of the business of the Company will present ongoing challenges to management, and there can be no assurance that the Company's operations as currently structured, or as affected by future acquisitions, will be successful. The businesses acquired by the Company may require substantial additional capital, and there can be no assurance as to the availability of such capital when needed, nor as to the terms on which such capital might be made available to the Company. It is the Company's policy to retain existing management of acquired companies and to allow the new subsidiary to continue to operate in the manner which has resulted in its success in the past, under the overall supervision of senior management of the Company. Accordingly, the success of the operations of these subsidiaries will depend, to a great extent, on the continued efforts of the management of the acquired companies.

Competition

     Each segment of the Company's business is highly competitive, and it is expected that competitive pressures will continue. Many of the Company's competitors have far greater financial and other resources than the Company. The areas which the Company has identified for continued growth and expansion are also target market segments for some of the largest and most strongly capitalized companies in the United States. There can be no assurance that the Company will have the financial, technical, marketing and other resources required to compete successfully in this environment in the future.

Dependence on Key Individuals

     The future success of the Company is highly dependent upon the Company's ability to attract and retain qualified key employees. The Company is organized with a small senior management team, with each of its separate operations under the day-to-day control of local managers. If the Company were to lose the services of any members of its central management team, the overall operations of the Company could be adversely affected, and the operations of any of the individual facilities of the Company could be adversely affected if the services of the local managers should be unavailable. In July of 1998, the Company announced that it had formed an executive search committee to locate and interview candidates for the new position of President and Chief Operating Officer.

Lack of Dividends on Common Stock; Issuance of Preferred Stock

     The Company does not have a history of paying dividends on ACT Common Stock, and there can be no assurance that such dividends will be paid in the foreseeable future. The Company intends to use any earnings which may be generated to finance the growth of the Company's businesses. The Board of Directors has the right to authorize the issuance of preferred stock, without further stockholder approval, the holders of which may have preferences as to payment of dividends.

Possible Volatility of Stock Price

     ACT Common Stock is quoted on the Nasdaq National Market, which stock market has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of ACT Common Stock without regard to the operating performance of the Company. In addition, the Company believes that factors such as the significant changes to the business of the Company resulting from continued acquisitions and expansions, quarterly fluctuations in the financial results of the Company, shortfalls in earnings or sales below analyst expectations, changes in the performance of other companies in the same market sectors as the Company and the performance of the overall economy and the financial markets could cause the price of ACT Common Stock to fluctuate substantially. During the 12 months preceding the date of this Prospectus, the price per share of ACT Common Stock has ranged from a high of $7 1/16 to a low of $1 17/32.

Forward-Looking Statements and Associated Risk

     This Prospectus, including the information incorporated herein by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, (a) the Company's growth strategies, (b) anticipated trends in the Company's business and demographics and (c) the Company's ability to successfully integrate the business operations of recently acquired companies. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in "Risk Factors," including, among others, regulatory, competitive or other economic influences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will be accurate.

                                   THE COMPANY

     ACT is a diversified communications technology company. The Company operates its business in four groups:

ACT Communications Group

     This group consists of companies that provide products and services including telephone systems, computer telephony, interactive voice response systems, flat rate extended area calling services, long distance and local telephone services, digital satellite services, call centers, networking services, fiber optic cabling, power distribution services and communication towers.

ACT Software and Services Group

     This group consists of companies that develop and market software products and services for wireless-enabled applications, data acquisition, field support, decision support, point of sale and multi-function peripheral devices.

ACT Computer Group

     This  group   consists  of  companies   that  provide   computer   systems,
peripherals,   components,   specialty  systems,  cabling,  consulting,   rental
services, system integration, transportation and de-installation services.

ACT Specialty Manufacturing Group

     This group consists of companies that manufacture and market electrical components, control panels, global positioning systems, satellite modems, transceivers, controllers, communication devices, orbit modeling applications, as well as provide design and manufacturing engineering services.

     The largest part of the Company's current operations are the result of acquisitions completed during the last two years. During 1995, the net operating revenues of the Company were $2.3 million. For 1996, net operating revenues were $19.9 million, of which almost $14 million was from the Company's then services and solutions segment. In 1997, the Company completed 14 additional acquisitions, of companies whose aggregate net revenues for 1997 were $62.4 million, or 60.5% of the Company's total revenues of $103.2 million in 1997. Since January 1, 1998, the Company has completed 14 additional acquisitions of companies whose aggregate net revenues for 1997 were $109.4 million.

     The principal office of the Company is located at 400 Royal Palm Way, Suite 410, Palm Beach, Florida, 33480. Each operating business is conducted through a separate subsidiary company directed by its own management team, and each subsidiary company has its own marketing and operations support personnel. Each management team reports to a Group Vice President and ultimately to the Company's President, who is responsible for overall corporate control and coordination, as well as financial planning. The Chairman is responsible for the overall business and strategic planning of the Company.

                              SELLING SHAREHOLDERS

     The following table sets forth information regarding the ownership of the Common Stock by the Selling Shareholders as of the date of this Prospectus and as adjusted to reflect the sale of the shares of Common Stock offered hereby.

     The Shares have been issued by the Company from time to time (a) in various acquisition transactions or (b) in consideration for services rendered, including services under employment agreements and employee bonuses, all as described in the footnotes to the following table. The registration of the Shares has been effected pursuant to agreements entered into by the Company with the Selling Shareholders. Although such registration will allow the sale of the Shares by the Selling Shareholders from time to time as described herein, the Company believes that the Selling Shareholders do not currently intend to sell all or substantially all of the Shares.

     The percentage owned prior to and after the offering reflects all of the then outstanding common shares. The amount and percentage owned after the offering assumes the sale of all of the common shares being registered on behalf of the selling shareholders.

                                                                               Ownership After The
                                 Ownership Prior to The    Number of Shares   Offering if all Shares
     Selling Shareholder                 Offering           Offered Hereby         are Sold
-------------------------------  ----------------------   -----------------   ----------------------
                                   Shares          %                          Shares           %
                                 -----------     ------                       ------         ------

 Kerry G. Burst                      362,500       *         362,500   (1)           --        *
 Lance J. Umbertis                     3,222       *           3,222   (2)           --        *
 Eric J. Steinmann                    90,620       *           2,820   (2)        87,800       *
 Scott A. Capistrano                   1,208       *           1,208   (2)           --        *
 John Dixson                             806       *             806   (2)           --        *
 Amherst Systems, Inc.                66,667       *          66,667   (3)           --        *
 Bradley A. Haslett                  538,462     1.40%       538,462   (4)           --        *
 James S. Bosshart                   538,461     1.40%       538,461   (4)           --        *
 William A. Forkner                   63,067       *          25,210   (5)        37,857       *
 Scott R. Silverman                   70,884       *          22,069   (6)        48,815       *
 Marc Sherman                        616,968     1.60%       131,750   (7)       485,218     1.30%
 Edward L. Cummings                   80,951       *          31,751   (8)        49,200       *
 Michael E. Sham                     392,157     1.00%       392,157   (9)           --        *
 Sherri Sheerr                       226,217       *          30,933  (10)       195,284       *
 Donn J. Wagner                       96,154       *          96,154  (11)           --        *
 Angela S. Wagner                     96,154       *          96,154  (11)           --        *
 Edward M. Kelly                      96,154       *          96,154  (11)           --        *
 Eileen E. Kelly                      96,154       *          96,154  (11)           --        *
 Joseph S. Keats                       3,692       *           3,692  (12)           --        *
 Patrick C. Chai                     192,308       *         192,308  (13)           --        *
 Robert W. Borra                     194,808       *         192,308  (13)         2,500       *
 Maple Business Consultants, Inc.      9,231       *           9,231  (14)          --         *
 Michael Metropolis                   90,257       *          90,257  (15)           --        *
 Michelle Metropolis                  90,256       *          90,256  (15)           --        *
 Joseph T. Gabriel                    90,256       *          90,256  (15)           --        *
 David Cairnie                        10,571       *          10,571  (16)           --        *
 John Booker                          32,115       *          32,115  (16)           --        *
 Robin Tyler                          32,114       *          32,114  (16)           --        *
 Frederick Bassett                     7,693       *           7,693  (16)           --        *
 Alan Cook                             2,501       *           2,501  (16)           --        *


                                      7


 Trevor Gage                           2,501       *           2,501  (16)           --        *
 Peter Sayles                          2,501       *           2,501  (16)           --        *
 ECI Ventures Nominees Limited     1,489,821     4.00%     1,489,821  (16)           --        *
 Fisher Karpark Holdings PLC         759,886     2.00%       759,886  (16)           --        *
 Kevin O'Keeffe and Associates        23,082       *          23,082  (17)           --        *
 Frank Lusko                          66,552       *          66,552  (18)           --        *
 Mark R. Kruger                       66,552       *          66,552  (18)           --        *
 Strategic Alliance Funding &
   Equity, Inc.                        9,655       *           9,655  (19)           --        *
 William A. Husa                       3,664       *           3,664  (20)           --        *
 Ralph E. Davies                       3,664       *           3,664  (20)           --        *
 John K. Murray                      450,411     1.20%       400,411  (21)        50,000       *
 Anat Ebenstein                       25,333       *           3,258  (21)        22,075       *
 Sidney L. Karp Holding Company,
   Inc.                               25,333       *           3,258  (21)        22,075       *
 Capital Alliance Corporation        111,094       *           3,258  (21)       107,836       *
 David C. Gerber                     961,708     2.60%       116,344  (22)       845,364     2.20%
 Toby J. Quesinberry                 386,141     1.00%        46,714  (22)       339,427       *
 Albert F. Butters, Jr.              262,284       *          31,730  (22)       230,554       *
 James C. Millerberg                 163,200       *          19,744  (22)       143,456       *
 Edelson Technology Partners
   II, LP                          1,028,341     2.70%        80,067  (23)       948,274     2.50%
 Michael S. Andison                   66,038       *           9,790  (23)        56,248       *
 James G. Knight                      66,038       *           9,790  (23)        56,248       *
 Georges H. Roy                       66,038       *           9,790  (23)        56,248       *
 M. L. Carole Boisvert                   607       *              90  (23)           517       *
 Johna L. Giraldi                        607       *              90  (23)           517       *
 J. Daniel Grondin                       607       *              90  (23)           517       *
 Edward Lorinez                          455       *              67  (23)           388       *
 Paul Pappas                          50,467       *           8,728  (24)        41,739       *
 James M. Shaver                   1,923,509     5.10%       516,409  (25)     1,407,100     3.70%
 Herman J. Valdez                    873,813     2.30%       259,413  (25)       614,400     1.60%
 Richard J. Sullivan                 159,249       *          56,140  (26)       103,109       *
 Frank Giacona                         8,364       *           8,364  (27)           --        *
 The Bay Group                       310,598       *         117,333  (28)       193,265       *
 Dana M. Barbera                       2,803       *           2,803  (29)           --        *
 Hayden, Buczek & Associates          10,000       *          10,000  (29)           --        *
 Merra, Kanakis, Creme & Mellor,
   P.C.                                7,232       *           4,277  (29)         2,955       *
                                  ----------               ---------          ----------
 Totals                           13,580,756               7,431,770          43,042,902
                                  ==========               =========          ==========

---------------------------

1. Represents 161,111 shares issued and 201,389 shares to be issued as "Price Protection Shares" in connection with the Company's acquisition of The Americom Group, Inc.
2. Represents finder's fees in connection with the Company's acquisition of The Americom Group, Inc.
3. Represents shares issued in connection with certain assets acquired by the Company's subsidiary, Atlantic Systems, Inc.
4. Represents shares issued in connection with the Company's acquisition of Aurora Electric, Inc.
5. Represents finder's fees in connection with the Company's acquisition of Aurora Electric, Inc. and the "Price Protection Shares" issued in connection with the Company's acquisition of the Fromehill Company dba Winward Electric, Inc.
6. Represents finder's fees in connection with the Company's acquisition of Aurora Electric, Inc. and of Teledata Concepts, Inc. Mr. Silverman is a Vice President of the Company.
7. Includes (a) 100,000 shares purchased from the Company, and (b) 31,750 shares received as finder's fees in connection with the Company's
     subsidiary,   Universal   Commodities  Corp.'s  acquisition  of  Blue  Star
     Electronics, Inc., Consolidated Micro Components, Inc., Data Path Technologies, Inc., GDB Software Services, Inc., and Service Transport Company. Mr. Sherman is President of Universal Commodities Corp. and a Group Vice President of the Company.
8. Represents shares received as finder's fees in connection with the Company's subsidiary, Universal Commodities Corp.'s acquisition of Blue Star Electronics, Inc., Consolidated Micro Components, Inc., Data Path Technologies, Inc., GDB Software Services, Inc., and Service Transport Company. Mr. Cummings is a Vice President of Universal Commodities Corp.
9. Represents shares issued in connection with the Company's subsidiary, Universal Commodities Corp.'s acquisition of Consolidated Micro Components, Inc.
10. Represents a finder's fee in connection with the Company's subsidiary, Universal Commodities Corp.'s acquisition of Consolidated Micro Components, Inc. and the "Price Protection Shares" issued in connection with the Company's acquisition of Cybertech Station, Inc.
11. Represents shares issued in connection with the Company's subsidiary, Universal Commodities Corp.'s acquisition of Data Path Technologies, Inc.
12. Represents shares received as finder's fees in connection with the Company's subsidiary, Universal Commodities Corp.'s acquisition of Data Path Technologies, Inc., and GDB Software Services, Inc. Mr. Keats is a Vice President of Universal Commodities Corp.
13. Represents shares issued in connection with the Company's subsidiary, Universal Commodities Corp.'s acquisition of GDB Software Services, Inc.
14. Represents a finder's fee in connection with the Company's subsidiary, Universal Commodities Corp.'s acquisition of GDB Software Services, Inc.
15. Represents shares issued in connection with the Company's acquisition of Innovative Vacuum Solutions, Inc.
16. Represents shares issued in connection with the Company's acquisition of Signature Industries Limited.
17. Represents a finder's fee in connection with the Company's acquisition of Signature Industries Limited.
18. Represents shares issued in connection with the Company's acquisition of Teledata Concepts, Inc.
19. Represents a finder's fee in connection with the Company's acquisition of Teledata Concepts, Inc.
20. Represents the "Price Protection Shares" issued in connection with the Company's acquisition of CT Specialists, Inc.
21. Represents the "Price Protection Shares" issued in connection with the Company's acquisition of Information Products Center, Inc.
22. Represents the "Price Protection Shares" issued in connection with the Company's acquisition of the Fromehill Company dba Winward Electric, Inc.
23. Represents the "Price Protection Shares" issued in connection with the Company's acquisition of Canadian Network Services, Inc.
24. Represents the "Price Protection Shares" issued in connection with the Company's acquisition of Blue Star Electronics, Inc.
25. Represents the "Price Protection Shares" issued in connection with the Company's acquisition of Advanced Telecommunications, Inc.
26. Represents shares issued pursuant to Mr. Sullivan's employment agreements at $3.56 per share in lieu of cash compensation for the period from June 1, 1998 through May 31, 1999. Mr. Sullivan is Chairman and Chief Executive Officer of the Company.
27. Represents shares issued in connection with a termination agreement. Mr. Giacona was an officer of a subsidiary of the Company.

28. Represents shares issued for investment banking services in connection with various acquisitions made by the Company. The Bay Group is controlled by Richard J. Sullivan, Chairman and Chief Executive Officer of the Company, and Angela M. Sullivan, a Director of the Company.
29.  Represents shares issued for professional services rendered.

                        DESCRIPTION OF ACT CAPITAL STOCK

     The Company's Amended and Restated Articles of Incorporation, as amended, authorize the issuance of up to 80,000,000 shares of ACT Common Stock and up to 5,000,000 shares of preferred stock (the "Preferred Stock"). The Preferred Stock may be issued from time to time and on such terms as are specified by the Company's Board of Directors, without further authorization from the stockholders of the Company.

     As of November 17, 1998, there were outstanding 33,771,952 shares of ACT Common Stock and two Special Preferred Shares, par value $10 per share. In addition, 3,753,472 shares of ACT Common Stock are reserved for issuance in exchange for the exchangeable shares of ACT-GFX Canada, Inc. and the exchangeable shares of Commstar, Ltd., both wholly owned subsidiaries of ACT.

     As of November 17, 1998, (a) there were issued and outstanding warrants to purchase 1,910,000 shares of ACT Common Stock at a weighted average exercise price of $2.93 per share, and (b) options held by employees of the Company to purchase 7,307,100 shares of ACT Common Stock at a weighted average exercise price of $3.66 per share. All of the warrants are currently exercisable. Of the outstanding options, 1,205,000 are now exercisable at a weighted average exercise price of $4.43 per share, and the rest become exercisable at various times over the next three years.

     ACT's Common Stock trades on the Nasdaq National Market under the symbol "ACTC." The following table sets forth the high and low sale prices of ACT Common Stock as reported by the Nasdaq National Market for each of the quarters since the beginning of 1996.


                                                    High              Low
         1996
         ----
          First Quarter........................     6 7/8             2 3/4
          Second Quarter.......................     9 1/8             4
          Third Quarter........................     7 7/8             3 3/4
          Fourth Quarter.......................     7 3/8             4 1/2
         1997
         ----
          First Quarter........................      5 7/8            4
          Second Quarter.......................      4 3/8            2 5/8
          Third Quarter .......................      8 3/4            3 1/6
          Fourth Quarter ......................      9 3/4            3 15/16
         1998
         ----
          First Quarter .......................      5 1/2            4 1/32
          Second Quarter ......................      4 7/8            3 1/8
          Third Quarter........................      3 1/2            1 9/16
          Fourth Quarter.......................      2 7/16           1 17/32

                              PLAN OF DISTRIBUTION

     The Selling Shareholders may sell the Shares offered hereby in one or more transactions (which may include "block" transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares directly to purchasers, or may sell to or through agents, dealers or underwriters designated from time to time, and such agents, dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchaser(s) of the Shares for whom they may act as agent or to whom they may sell as principals, or both. The Selling Shareholders may also pledge certain of the Shares from time to time, and this Prospectus also relates to any sale of Shares that might take place following any foreclosure of such a pledge. The Selling Shareholders and any agents, dealers or underwriters that act in connection with the sale of the Shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of the Shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

     The Company will receive no portion of the proceeds from the sale of the Shares and will bear all of the costs relating to the registration of this Offering (other than any fees and expenses of counsel for the Selling Shareholders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the Shares will be borne by the Selling Shareholders.


                                  LEGAL MATTERS

     Certain legal matters with respect to the ACT Common Stock offered hereby will be passed upon for the Company by Bryan Cave LLP, St. Louis, Missouri.


                                     EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been audited by Rubin, Brown, Gornstein & Co. LLP, independent public accountants, as indicated in their report with respect thereto, and are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Company in connection with the sale and distribution of the shares registered hereby**:

         SEC Registration Fee ................................... $    5,750
         Accounting Fees and Expenses............................      2,500 *
         Legal Fees and Expenses.................................     10,000 *
         Miscellaneous Expenses..................................      1,750 *
                                                                  ----------
                     Total ...................................... $   20,000 *
                                                                  ==========
-------------
*     Estimated
** The Selling Shareholders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Item 15.  Indemnification of Directors and Officers.

     Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Securities Exchange Act of 1934.

     The bylaws of the Company provide that the Company shall indemnify, to the full extent permitted under Missouri law, any director, officer, employee or agent of the Company who has served as a director, officer, employee or agent of the Company or, at the Company's request, has served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to such provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 16.  Exhibits.

     See Exhibit Index.

Item 17.  Undertakings.

     (a) The undersigned small business issuer hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, State of Florida, on November 19, 1998.

                                       APPLIED CELLULAR TECHNOLOGY, INC.

                                       By: /s/ DAVID A. LOPPERT
                                          --------------------------------------
                                       David A. Loppert, Vice President,
                                       Treasurer and Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                     Title                          Date

                            Chairman of the Board of
    RICHARD J. SULLIVAN*     Directors, Chief Executive
---------------------------  Officer and Secretary(Principal
    (Richard J. Sullivan)    Executive Officer)                November 19, 1998



    GARRETT A. SULLIVAN*    President and Director (Principal
---------------------------   Operating Officer)               November 19, 1998
    (Garrett A. Sullivan)


 /s/ DAVID A. LOPPERT       Vice President, Treasurer and
---------------------------  Chief Financial Officer
    (David A. Loppert)       (Principal Accounting Officer)    November 19, 1998



     ANGELA M. SULLIVAN*    Director                           November 19, 1998
---------------------------
     (Angela M. Sullivan)



    DANIEL E. PENNI*        Director                           November 19, 1998
---------------------------
   (Daniel E. Penni.)



    ARTHUR F. NOTERMAN*     Director                           November 19, 1998
---------------------------
    (Arthur F. Noterman)



    CONSTANCE K. WEAVER*    Director                           November 19, 1998
---------------------------
   (Constance K. Weaver)


                              *By: /s/ DAVID A. LOPPERT
                                  ----------------------------------
                                  David A. Loppert, Attorney-in-Fact

                                  EXHIBIT INDEX

   Exhibit
   Number                      Description

      4.1 Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 4.1 to the
                Company's Registration Statement on Form S-3 (File No. 333-37713) filed with the Commission on November 19, 1997)

      4.2 Amendment of Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 4.2 to the
                Company's Registration Statement on Form S-3 (File No. 333-59523) filed with the Commission on July 21, 1998)

      4.3 Amended and Restated Bylaws of the Company dated March 31, 1998 (incorporated herein by reference to Exhibit 4.1 to the
                Company's Registration Statement on Form S-3 (File No. 333-51067) filed with the Commission on April 27, 1998)

      5.1       Opinion of Bryan Cave LLP regarding the validity of the Common
                Stock

     23.1       Consent of Rubin, Brown, Gornstein & Co. LLP

     23.2       Consent of Bryan Cave LLP (included in Exhibit 5.1)

     24.1       Power of Attorney *

     -------------

* Previously filed.